UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

First Mid Bancshares, Inc.
(Name of Issuer)

Common Stock, par value $4.00 per share
(Title of Class of Securities)

320866 106
(CUSIP Number)

J. Kyle McCurry 302 Campusview Drive Suite 108 Columbia, MO 65201 (573) 447-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320866 106
1	NAMES OF REPORTING PERSONS
Elizabeth Paige Laurie, Trustee of the EPL LINCO Trust, dated December 1, 2015

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,262,246

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,262,246

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,262,246

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.01% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

_________________________
(1) Based upon 16,736,442 shares outstanding as of November 6, 2020 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 6, 2020) and the 1,262,246 shares subsequently issued to the Reporting Person.

CUSIP No. 320866 106

Item 1.  Security and Issuer.

This statement  relates to shares of the Common Stock, par value $4.00 per share ("Common Stock") of First Mid Bancshares, Inc. (the "Company"). The address of the principal executive offices of the Company is 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.  Identity and Background.

(a)      This statement is being filed by Elizabeth Paige Laurie, Trustee of the EPL LINCO Trust, dated December 1, 2015 (the "Trust"), a revocable trust formed by Elizabeth Paige Laurie (the "Trustee"). The Trustee has voting and investment power over the shares of Common Stock  held by the Trust.

(b)      The address of the Trustee and the Trust is 302 Campusview Drive, Suite 108, Columbia, Missouri 65201.

(c)      The principal occupation of the Trustee is private investor.

(d)      Neither the Trustee nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)      During the last five years, neither the Trustee nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or a finding of any violation with respect to such laws.

(f)     The Trust was formed under laws of the state of California and the Trustee is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On February 22, 2021, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated September 25, 2020, among the Company, Eval Sub Inc. and LINCO Bancshares, Inc., a Missouri corporation ("LINCO"), and the sellers as defined therein, as amended by the First Amendment to Agreement and Plan of Merger (the "First Amendment"), dated as of February 21, 2021, by and among First Mid Bancshares, Inc., Eval Sub Inc., a Missouri corporation, Eval Sub Inc., a Delaware corporation ("Merger Sub"), LINCO Bancshares, Inc., and the sellers named therein, the Trust received cash and 1,262,246 shares of Common Stock of the Company in exchange for the 81.4 shares of common stock of LINCO held by the Trust, in connection with the consummation of the acquisition of all of the outstanding shares of common stock of LINCO by the Company through the merger of Merger Sub with and into LINCO (the "Merger").

The description of the Merger Agreement and the First Amendment contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement and First Amendment, copies of which are filed or incorporated by reference as Exhibit 99.1 and Exhibit 99.2 hereto, respectively.

Item 4.  Purpose of Transaction.

The Trust acquired beneficial ownership of the Common Stock for investment purposes pursuant to the Merger Agreement, as amended. See Item 3.

In accordance with the Merger Agreement, as amended, the Company appointed one individual, Mr. J. Kyle McCurry, who served on the LINCO board of directors prior to the effective time of the Merger to the board of directors of the Company as a Class I director and to the board of directors of First Mid Bank & Trust, N.A. a subsidiary of the Company (the "Company Bank"), upon the effective time of the Merger on February 22, 2021. The Trust expects to participate in the management of the Company through the representation of Mr. McCurry on the board of directors

CUSIP No. 320866 106

of the Company and the Company Bank. For the avoidance of doubt, Mr. McCurry does not have a beneficial interest or a pecuniary interest in the Common Stock owned by the Trust.

The Trust and the Company have entered into a registration rights agreement ("Registration Rights Agreement") with respect to the Company’s Common Stock pursuant to which the Company has granted the Trust certain registration rights. See Item 6 of this Schedule 13D and the Registration Rights Agreement, a copy of which is filed or incorporated by reference as Exhibit 99.3 to this Schedule 13D.

The Trust and Trustee expect to continually evaluate the Company’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional interests in securities of the Company will be acquired by the Trust or whether the Trust will dispose of securities of the Company. At any time, additional securities of the Company may be acquired or some or all of the securities of the Company beneficially owned by the Trust may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Any determination to acquire or dispose of securities of the Company will depend on a number of factors, including the Company's business and financial position and prospects, other developments concerning the Company, the price levels of the Common Stock, general market and economic conditions and other investment opportunities available to the Trust.

Other than as described in this Schedule 13D, neither of the Trust nor the Trustee have any plans or proposals as of the date hereof that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Trust and Trustee may consider such matters in the future.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) The Trust and Trustee beneficially own the 1,262,246 shares of Common Stock of the Company held by the Trust, representing 7.01% of the shares of Common Stock of the Company outstanding. The Trust has sole voting and investment power as to these shares of Common Stock held by the Trust.
(c) On February 22, 2021, the Trust received 1,262,246 shares of Common Stock of the Company in exchange for its shares of common stock of LINCO pursuant to the Merger Agreement, as amended, as described in Item 3 of this Schedule 13D.
(d) Not applicable.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 22, 2021, the Trust received cash and 1,262,246 shares of Common Stock of the Company in exchange for its shares of common stock of LINCO pursuant to the Merger Agreement, as amended, as described in Item 3 of this Schedule 13D. In accordance with the Merger Agreement, as amended, the Company appointed one individual, Mr. McCurry, previously serving on the LINCO board of directors prior to the effective time of the Merger to the board of directors of the Company as a Class I director and to the board of directors of the Company Bank, effective immediately upon the effective time of the Merger on February 22, 2021, as described in Item 4 of this Schedule 13D.

The Trust and the Company have entered into the Registration Rights Agreement with respect to the shares of the Company’s Common Stock pursuant to which the Company has granted the Trust certain registration rights regarding the securities. Under the Registration Rights Agreement, the Company agreed that, as soon as practicable following the Closing Date (as defined in the Merger Agreement, as amended), subject to the other timing provisions set forth in the Registration Rights Agreement, the Company would prepare and file with the Securities and Exchange Commission a Registration Statement on Form S-3 registering the resale of the shares of Common Stock acquired by the Trust, and subject to the terms of the Registration Rights Agreement would use commercially reasonable efforts to have the Registration Statement declared effective as soon as reasonably practicable after such filing and to keep the Registration Statement continuously effective for a period of three years, or if earlier until all of the

CUSIP No. 320866 106

shares could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, without any limitation as to manner-of-sale restrictions or volume limitations.

The description of the Merger Agreement, as amended, and the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement and First Amendment, copies of which are filed or incorporated by reference as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and the Registration Rights Agreement, a copy of which is filed or incorporated by reference as Exhibit 99.3 hereto.

Item 7.  Material to Be Filed as Exhibits.

99.1
Agreement and Plan of Merger by and among First Mid Bancshares, Inc., Eval Sub Inc., LINCO Bancshares, Inc., and the sellers as defined therein, dated September 25, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by First Mid Bancshares, Inc. on September 28, 2020).

99.2
First Amendment to Agreement and Plan of Merger, dated as of February 21, 2021, by and among First Mid Bancshares, Inc., Eval Sub Inc., a Missouri corporation, Eval Sub Inc., a Delaware corporation, LINCO Bancshares, Inc., and the sellers named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by First Mid Bancshares, Inc. on February 22, 2021).

99.3
Registration Rights Agreement, dated February 22, 2021, by and between First Mid Bancshares, Inc., and Elizabeth Paige Laurie, Trustee of the EPL LINCO Trust, dated December 1, 2015 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by First Mid Bancshares, Inc. on February 22, 2021).

CUSIP No. 320866 106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2021

Signature:	/s/ Elizabeth Paige Laurie
Name/Title:	Elizabeth Paige Laurie
Trustee of the EPL LINCO Trust, dated December 1, 2015